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FOR IMMEDIATE RELEASE                                             Exhibit (a)(9)
27 October 1998


               EG&G ANNOUNCES TENDER OFFER FOR LUMEN TECHNOLOGIES

WELLESLEY, MASSACHUSETTS....EG&G, Inc. (NYSE:EGG) announced today that it has commenced a cash tender offer for all of the outstanding shares of common stock of Lumen Technologies, Inc. (NYSE:LNM), Rye, New York, at $7.75 per share.

The tender offer is being made pursuant to a previously announced merger agreement between EG&G and Lumen Technologies. The offer is conditioned upon, among other things, the tender of at least a majority of the shares of common stock outstanding on a fully-diluted basis (as defined in the merger agreement), and the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Tuesday, November 24, 1998, unless the offer is extended in accordance with the terms of the merger agreement. Kissel-Blake is acting as the Information Agent in connection with the offer.

Lumen has a product line that includes high-intensity specialty discharge lamps for medical fiberoptic illumination, cinema projection and stage and studio lighting.

EG&G, Inc. is a global technology company that provides complete systems, as well as products to medical, aerospace, semiconductor, photographic and other industries. It delivers skilled support services to government and industrial customers. Based in Wellesley, Massachusetts, EG&G has annual sales of $1.4 billion and about 12,000 employees worldwide.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal, which is being mailed to stockholders today. Additional copies of such documents can be obtained by contacting the Information Agent at 1-800-554-7733.

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For further information contact:   Deborah S. Lorenz, EG&G, Inc.
                                   Tel (781) 431-4306